February 7, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Ms. Lisa Kohl

Re:	Debt Resolve, Inc. (the "Company") Registration Statement on Form S-1 (No. 333-171839)

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement be withdrawn at this time.  The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement.  The Company’s decision to withdraw the Registration Statement was based on the payment of certain penalties in lieu registering the shares covered by the registration statement.

Please do not hesitate to contact me (tel: 914-949-5500 x238) if you have any questions regarding this letter.

Very truly yours,

By:	/s/ David M. Rainey
David M. Rainey
President and CFO

Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591
v 914.949.5500 f 914.428.3044 info@debtresolve.com